August 21, 2024

Yujie Chen
Chief Executive Officer
Grande Group Limited
Suite 2701, 27/F., Tower 1
Admiralty Center,18 Harcourt Road
Admiralty, Hong Kong

       Re: Grande Group Limited
           Draft Registration Statement on Form F-1
           Submitted July 24, 2024
           CIK No. 0002027722
Dear Yujie Chen:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Cover Page, page i

1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
we    or    our    when
       describing activities or functions of the holding company, subsidiaries, and other entities.
       For example, you state on page 6 that "[w]e do not have any present plan to declare or pay any dividends on our Ordinary Shares." You also state on the Cover Page that you define
       "we," "us," etc. as Grande Group Limited, but in the definitions section on page 2, you define them to refer to Grande Group Limited and it subsidiaries. Please make conforming revisions throughout the document.
2. We note your statement on the Cover Page that following the offering, Grande Holding
 August 21, 2024
Page 2

       Limited, your largest shareholder, will own a majority of the voting power and will be able control the outcome of matters submitted to the shareholders. Please revise to identify the natural person, which appears to be Mr. Tak Kai Raymond, Tam, who is the majority shareholder of Grande Holding Limited and, therefore, your ultimate controlling shareholder. Additionally, revise the graphic on page 5 to disclose the natural person(s)
       controlling the 49% of Grande Securities Limited not owned by Grande Group Limited.
3. We note your disclosure on the prospectus cover page that "[you] are currently not subject
       to the PRC government   s direct influence or discretion over the manner
in which [you]
       conduct [y]our business activities outside of Mainland China..." Given the risk that the
       Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, please remove these and similar statements throughout the registration statement. We remind you that, pursuant to federal securities
       rules, the term    control    (including the terms    controlling,
controlled by,    and    under
       common control with   ) as defined in Securities Act Rule 405 means
the possession,
       direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
4.     Please disclose the price range for the offering.
Prospectus Summary
Overview, page 2

5. Please revise to quantify the approximate percentage of revenues attributed to "IPO sponsorship and related services" and "Corporate financial advisory services." To the extent these represent material revenues, clarify under which category you identify
       Takeovers and Privatizations, Foreign Investments, and Private M&A and Disposals, as
       referenced on your website.
Corporate History and Structure, page 4

6. Please revise the organizational chart on page 5 to (i) disclose the persons that own the equity in Grande Holding Limited, (ii) clearly identify the entity in which investors are purchasing their interest and (iii) identify the entities in which your operations are conducted.
7. We note the statements on pages 5 and 6 that Grande relies on dividends or payments to be paid by its Hong Kong subsidiaries and that Grande Capital Limited declared a cash dividend of HK$6 million to the Controlling Shareholder on June 25, 2024. Please revise to clarify the reasons for the June 25, 2024 dividend and state, if true, that no other dividends have been declared.
Regulatory Development in the PRC, page 11

8. We note your disclosure on page 11 that "[you] do not believe [you] would be subject to
       PRC law and regulation..." We also note the disclosure on page 17 that your Operating
       Subsidiary is not "regulated by any regulator in Mainland China." Given the risk that the
       Chinese government may intervene or influence your operations at any time, or may exert
 August 21, 2024
Page 3

       more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, please remove these and similar statements throughout the registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 59

9. Please revise to quantify the approximate percentages of revenues resulting from fixed fees, commissions or otherwise.
Revenue, page 59

10. Please revise to disclose the proportion of revenues derived from entities based within the
       People's Republic of China for each service category for the periods presented within your financial statements. Also, include a discussion of the primary geographic areas within
       Asia that are driving your revenues for the periods presented. Liquidity and Capital Resources, page 60

11. We note the statement that operations are funded partly through "amounts due to related parties." We also note the reference to "amounts due to a related party" on page 61.
       Revise to identify the related party or parties and quantify the amounts provided.
Business
Overview, page 73

12. Please revise, here and elsewhere as appropriate, to disclose your date of establishment such that investors may clearly understand the time period over which you completed,
       "over 16 successful IPOs on the HKSE." Additionally, revise to precisely quantify the number completed IPOs since your establishment rather than using the phrase "over 16."
13. Please revise your disclosure to provide more information regarding the companies comprising your 16 successful IPOs listed upon the HKSE. For instance, discuss the average offering size or range of offering sizes, and the industry segments in which the 16 companies operate, especially addressing whether there is an industry concentration.
14. Please revise where appropriate to disclose the primary methods or channels by which you acquire new customers or clients.
15. Please revise to explain what you mean by "successful IPO." For example, is an
       IPO successful if it closes or does it (also) depend on other factors, such as the amount raised or the market price compared to the IPO price a certain time after closing?
16. You state that you focus on corporate finance advisory services. Please revise to clarify the extent to which you are limited in the nature of your advisory services by having Type
       1 and 6 but not Type 4 "Advising on Securities" or the other types of regulatory approvals identified on page 82. Additionally, revise the table on page 85 to disclose the the actual
       Type 1 and 6 capital levels.
We have a diversified client base, page 74

17. We note your statement that "[you] have a diversified customer base." We further note your disclosure on page 78 that revenue from your five largest customers accounted
 August 21, 2024
Page 4

       for 78.1% and 85.6% of revenue for the fiscal years ended March 31, 2024 and 2023 respectively. Please revise your disclosure to reconcile these statements.
Our Clients, page 78

18. We note that revenue from your five largest customers accounted for 78.1% and 85.6% of revenue in for the fiscal years ended March 31, 2024 and 2023. If material, please revise to identify these customers and disclose the material terms of your agreements with them, including the duration of the agreements and termination provisions. Please also file the agreements as exhibits or explain why they are not required. Refer to
Item 601(b)(10) of
       Regulation S-K.
Our Employees, page 79

19. Please revise your disclosure and table setting forth the number of full-time employees as categorized for both years ended March 31, 2024 and 2023.
Related Party Transactions, page 97

20. Please revise your disclosure in the first table on page 97 to clarify that Mr. Tak Kai
       Raymond, Tam is the majority shareholder of Grande Holding Limited and, therefore, your ultimate controlling shareholder.
21. We note your disclosure on page 97 of the amounts Grande Holding Limited has provided you for working capital. Please revise to further clarify the nature of the goods and services provided as working capital for the daily operation of the Operating Subsidiary.
       Please also revise to discuss in greater detail the source of the funds Grande Holding
       Limited loaned to you including any material terms between such source(s) and Grande
       Limited such as interest and repayment terms. Please also clarify whether Mr. Tak Kai
       Raymond, Tam was the source of any of the funds lent by Grande Holding Limited to you.
Principal Shareholders, page 98

22. Please revise the table to include Tak Kai Raymond, Tam and revise Footnote 1 to clarify how Mr. Ho and Mrs. Chen own 85.6% while Tak Kai Raymond, Tam owns 75% through Blazing Success Holdings Limited.
Enforceability of Civil Liabilities, page 118

23. Please clarify your disclosure in this section and in the risk factors section on page 38 to state specifically that all of your officers and directors are located in Hong Kong and that it would be difficult to impose liability on those individuals. Consolidated Statements of Cash Flows, page F-6

24. Please summarize for us your rationale and basis for concluding that your Statement of
       Cash Flows should have no cash flow from investing activities. Tell us the authoritative accounting guidance upon which you relied.
 August 21, 2024
Page 5
Notes To Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page F-11

25. Please tell us whether or not any of your revenue arrangements incorporate performance based fees and/or any claw-back features. If so please revise to provide a general description and a discussion of the accounting impact of these features on your reported financial results.
Note 3 - Accounts Receivable, Net, page F-17

26. Please revise to include an aging analysis of your gross accounts receivable for the period presented showing amounts for the standard past due categories (i.e. 30 days, 90 days, 180 days etc.).
Note 6 - Concentrations of Risk, page F-18

27. You disclose that "[f]or the years ended March 31, 2024 and 2023, revenue from [your]
       top five customers...accounted for an aggregate of 78.1% and 85.6% of [your] total revenue. And there were three customers that each accounted for 10% or more of total
       revenues, respectively.    Please tell us and revise to clarify whether
any of these customers
       are related parties. Additionally, tell us what consideration you gave to whether financial or other information about your significant customers is necessary. Finally, please revise
       your Management   s Discussion and Analysis to identify and include, as
necessary, a
       discussion of any known trends and uncertainties related to these customers, whether affiliated or unaffiliated, that are reasonably likely to have a material effect on your reported financial results.
Note 9 - Leases, page F-19

28.    We note your disclosure that    [o]n April 1, 2021, [you] adopted
Leases    (Topic 842),
       using the modified-retrospective approach, and as a result recognized a right-of-use asset of $351,674 at the date of adoption, and a lease liability of $351,674. Please revise to
       clarify why no right-of-use (   ROU   ) asset and related lease
liability is presented in your
       Consolidated Balance Sheets as of March 31, 2023. In the event the ROU asset arose following the date of adoption or the March 31, 2023 financial statement date, please revise to provide consistent disclosures.
Note 17 - Subsequent Events, page F-25

29.    We note your disclosure that    On June 12, 2024, the Company acquired
51% of the equity
       interest in Grande Securities Limited, a company incorporated in HK SAR, from the sole shareholder for a total consideration of HK$51, approximately equivalent
to $6.5.    Please
       tell us and revise your disclosures to tell us, to the extent material, the amounts recognized for assets acquired and liabilities assumed as of the date of acquisition including any recognized contingent assets and liabilities, as well as the primary reason the reporting entity completed the acquisition. Also, please tell us, and revise your disclosures as appropriate whether Grande Securities Limited has any operations, maintains an office or personnel in Mainland China, and whether Grande Securities has, or intends to have, any
       contractual arrangements to establish a variable interest entity (   VIE
  ) structure with any
       entity in Mainland China.
 August 21, 2024
Page 6

Exhibits

30. We note your disclosure on page 55 that you entered into Sale and Purchase Agreements with each of Beyond Worth Limited, Charming Apex Limited and Merleos Technology
       Limited. We also note the consultation fees paid to Tak Kai Raymond, Tam as referenced on page 97. Please disclose the material terms of each agreement and file each agreement as an exhibit to the registration statement.
       Please contact Victor Cecco at 202-551-2064 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Yuning    Grace    Bai